UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 1)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HATTERAS FINANCIAL CORP.

(Name of Subject Company)

HATTERAS FINANCIAL CORP.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

41902R 103

(CUSIP Number of Class of Securities)

Michael R. Hough

Chairman and Chief Executive Officer

Hatteras Financial Corp.

751 West Fourth Street, Suite 400

Winston-Salem, North Carolina 27101

(336) 760-9347

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kerry E. Johnson, Esq.

Robert W. Smith, Jr., Esq.

Penny J. Minna, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4501

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Hatteras Financial Corp. (“Hatteras”), a Maryland corporation, filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2016 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer (the “Offer”) by Ridgeback Merger Sub Corporation (“Offeror”), a Maryland corporation and a wholly owned subsidiary of Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, to exchange for each outstanding share of common stock, $0.001 par value per share, of Hatteras, at the election of the holder thereof: (a) $5.55 in cash and 0.9894 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”), (b) $15.85 in cash (the “all-cash consideration”), or (c) 1.5226 shares of Annaly common stock (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections to receive the all-cash consideration or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Annaly has filed with the Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO dated May 5, 2016, as amended, and a Registration Statement on Form S-4 dated May 5, 2016, relating to, among other things, the offer and sale of shares of Annaly common stock to be issued to holders of shares of Hatteras common stock in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. The Agreement and Plan of Merger, dated as of April 10, 2016, by and among Annaly, Offeror and Hatteras (the “Merger Agreement”), a copy of which is attached as Exhibit (e)(1) to this Schedule 14D-9, is incorporated into this Schedule 14D-9 by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting below the subsection captioned “Quantification of Potential Payments and Benefits to Hatteras Named Executive Officers in Connection with the Merger—Stockholder Approval Not Required” and above the subsection captioned “Cautionary Statement Regarding Forward-Looking Statements” the disclosure set forth below:

Certain Legal Matters

Subsequent to the public announcement of the proposed acquisition of Hatteras by Annaly, two civil actions have been filed challenging the proposed transaction. On May 11, 2016, James Wilson, who alleges he is a stockholder of Hatteras, commenced an action in the United States District Court for the Middle District of North Carolina against Hatteras and its directors. The plaintiff alleges that the defendants are violating various provisions of the Securities Exchange Act of 1934 because the public disclosures they have made concerning the proposed transaction allegedly are false and misleading. The plaintiff purports to sue directly on behalf of a class consisting of all of Hatteras’ common stockholders except for the defendants and their affiliates. The plaintiff seeks an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction in the event it is consummated, the award of damages in an unspecified amount, and the award of litigation expenses in an unspecified amount. On May 12, 2016, Stephen Twiss, who alleges he is a stockholder of Hatteras, commenced an action in the Circuit Court for Baltimore City, Maryland against Hatteras, its directors, Annaly and Offeror. The plaintiff alleges that Hatteras’ directors have breached their fiduciary duties by approving the proposed transaction and making public disclosures concerning the proposed transaction that allegedly are false and misleading. The plaintiff alleges that the other defendants are aiding and abetting those breaches of fiduciary duty. The plaintiff purports to sue directly on behalf of a class consisting of all of Hatteras’ common stockholders except for the defendants and their affiliates. The plaintiff also purports to sue derivatively on behalf of Hatteras. The plaintiff seeks rescission of the proposed transaction in the event it is consummated, the award of damages in an unspecified amount, and the award of litigation expenses in an unspecified amount. The defendants believe the actions are without merit.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(E)	Complaint of James Wilson, individually and on behalf of all others similarly situated, against Hatteras Financial Corp., David W. Berson, Michael R. Hough, Benjamin M. Hough, Ira G. Kawaller, Jeffrey D. Miller, William V. Nutt, Vicki H. Wilson-McElreath and Thomas D. Wren, filed in the United States District Court for the Middle District of North Carolina, dated May 11, 2016 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 2 to Annaly’s Tender Offer Statement on Schedule TO filed with the SEC on May 19, 2016).

(a)(5)(F)	Complaint of Stephen Twiss, individually and on behalf of all others similarly situated, and derivatively on behalf of Hatteras Financial Corp., against Hatteras Financial Corp., Michael R. Hough, Benjamin M. Hough, Ira G. Kawaller, David W. Berson, Jeffrey D. Miller, Thomas D. Wren, Vicki H. Wilson-McElreath, William V. Nutt, Ridgeback Merger Sub Corporation and Annaly Capital Management, Inc., filed in the Circuit Court for Baltimore City, Maryland, dated May 12, 2016 (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 2 to Annaly’s Tender Offer Statement on Schedule TO filed with the SEC on May 19, 2016).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HATTERAS FINANCIAL CORP.

Date: May 19, 2016	By:	/s/ Kenneth A. Steele
Name: Kenneth A. Steele
Title: Chief Financial Officer, Treasurer and Secretary